

June 24, 2013

Via E-mail
Paula A. Johnson
General Counsel
Phillips 66 Partners LP
3010 Briarpark Drive
Houston, TX 77042

   Re: **Phillips 66 Partners LP**
     Amendment No. 3 to Registration Statement on Form S-1
     Filed June 3, 2013
     File No. 333-187582

Dear Ms. Johnson:

   We have reviewed your response letter dated June 3, 2013, as well as your amended registration statement and have the following additional comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed June 3, 2013

Conflicts of Interest and Duties, page 145

Conflicts of Interest, page 145

1. We note the new and revised disclosure at pages 126 and 145 to 148, as well as your response to comment four from our letter to you dated May 28, 2013. At page 148, you state in part that when "acting in its individual capacity, as opposed to in its capacity as [y]our general partner, [your general partner] may act free of any duty or obligation to [you] or [y]our limited partners, other than the implied contractual covenant of good faith

and fair dealing." Given that Section 7.9(c) of your partnership agreement states that your general partner, when acting in its individual capacity, is not "required to act in good faith or pursuant to any other standard or duty imposed by this Agreement," please explain the differences between the two related statements, and revise to clarify as necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337, or Karl Hiller, Branch Chief, at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. William N. Finnegan IV